Inventergy Global, Inc.

900 E. Hamilton Avenue #180

Campbell, CA 95008

VIA EDGAR

June 3, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Inventergy Global, Inc.

Registration Statement on Form S-1

Filed May 6, 2016

File No. 333-211211

Dear Mr. Spirgel:

Inventergy Global, Inc. (the “Company,” “Inventergy,” “we,” “our” or “us”) hereby transmits Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 20, 2015 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Cover page

1. We note that you are offering common stock and warrants. We further note that the warrants are being issued separately from the shares of common stock; however, your table suggests that common stock and warrants will be offered as units. If the common stock and warrants will only be offered together, then the units must be registered. This is true even if the underlying common stock and warrants are immediately separable following this offering. Revise the registration statement fee table and prospectus cover page to identify the units as securities in this offering, identifying the components of the units. The pricing table on the prospectus cover page should reflect the common stock and warrants priced as a unit with a footnote indicating the values assigned to each of the securities. Revise your entire disclosure to reflect that you are selling units. Alternatively, please explain why units do not need to be registered in this offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 3, 2016

Response: As discussed orally with the Staff, the Company is not selling units as securities in the offering. However, in response to the Staff’s comment, we have revised the pricing table on the cover page of Amendment No. 1 to add a separate column for the warrants.

2. We note that you have not arranged to place investor funds in an escrow, trust or similar account. Please add disclosure to make it clear to investors that any investor funds may be used by the company prior to the closing of the offering.

Response: We have revised Amendment No. 1 (cover page and pages 3 and 58) to clarify that investor funds will be deposited into an escrow account and will be released to the Company upon the closing of the offering.

3. Please include all of the information that may not be excluded pursuant to Rule 430A. In this regard please disclose the number of shares to be offered throughout the prospectus. Using your most recent market price as an estimate for your offering price, please also provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and dilution throughout the prospectus. Alternatively, you may provide a price range on the cover page and use a midpoint price as an estimate for your additional price-related disclosure, or disclose the formula that will be used to determine the offering price. Please refer to Securities Act Rules C&DI Question 227.02 for guidance.

Response: In response to the Staff’s comment, we have revised Amendment No. 1 based on an assumed public offering price of $2.05 for the securities.

4. Please disclose the date you entered into the placement agency agreement here and throughout your disclosure.

Response: As discussed orally with the Staff, the Company intends to enter into the placement agency agreement on the date that the offering is priced, which would be the date of the final prospectus. Accordingly, we have revised Amendment No. 1 (cover page and page 3) to clarify that the exercise price of the warrants will be measured based on the closing bid price of the Company’s common stock on such date.

The Offering, page 2

5. We note your disclosure that 1,596,235 shares of common stock are issuable upon exercise of warrants outstanding. Please disclose the number of warrants outstanding, the exercise price of the warrants, the specific expiration date(s) of the warrants and provisions for changes to or adjustments in the exercise price.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 3, 2016

Response: As discussed orally with the Staff, the Company has approximately ten different types of warrants outstanding. As such, it does not believe providing such detailed information for each type of warrant would be helpful to investors. Rather, the Company has disclosed the total number of shares of common stock issuable upon exercise of all of the outstanding warrants as well as the weighted-average exercise price of all the outstanding warrants, which information it believes is the most material to investors. Except as disclosed in this section of Amendment No. 1, the Company has not reserved any other shares of common stock for issuance upon exercise of its outstanding warrants.

6. Please revise your disclosure throughout to discuss the uncertainty of raising the full offering amount and disclose your anticipated use of proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold. Please make it clear that there is no minimum offering required as a condition to closing this offering. Also, please consider including that you will be required to pay $2,200,000 to a seller of patents by July 2016.

Response: In response to the Staff’s comment, we have revised Amendment No. 1 (pages 3 and 21) to clarify (i) the Company’s anticipated use of proceeds from the offering in the event it does not raise the full offering amount and (ii) that there is no minimum amount required as a condition to closing the offering.

Principal Stockholders, page 45

7. Please disclose the number of shares to be outstanding after the offering.

Response: We have revised Amendment No. 1 (pages 3 and 51) in response to the Staff’s comment.

Financial Statements, page F-1

8. Please update your financial statements through the quarter ended March 31, 2016.

Response: In response to the Staff’s comment, we have updated Amendment No. 1 to provide the Company’s financial statements through March 31, 2016.

*     *     *

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 3, 2016

In making our responses, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the Company’s legal counsel, Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

INVENTERGY GLOBAL, INC.

By:	/s/ Joseph W. Beyers
Name: Joseph W. Beyers
Title: Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP